Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-213265

Pricing Supplement
(To Prospectus dated November 4, 2016

and Series A Prospectus Supplement dated November 4, 2016)

April 4, 2018

BofA Finance, LLC

$1,750,000

3.5-Year Issuer Callable Capped Notes Linked to the Difference Between the 10-Year and the 2-Year U.S. Dollar ICE Swap Rates, due October 6, 2021

Fully and Unconditionally Guaranteed by Bank of America Corporation

•	The CUSIP number for the notes is 09709TEB3.
•	The notes are unsecured senior notes issued by BofA Finance LLC (“BofA Finance”), a direct, wholly-owned subsidiary of Bank of America Corporation (“BAC” or the “Guarantor”). The notes are fully and unconditionally guaranteed by the Guarantor. All payments due on the notes, including the repayment of principal and any accrued and unpaid interest, will be subject to the credit risk of BofA Finance, as issuer of the notes, and BAC, as guarantor of the notes.
•	The notes will be issued in minimum denominations of $1,000, and whole multiples of $1,000.
•	The notes are designed for investors who wish to receive quarterly interest income, where, as described below, after the first anniversary of the issue date, the amount of such interest will depend on the Spread Differential (as defined below) as of the applicable interest determination date (as defined below).
•	Interest will be paid quarterly on January 6, April 6, July 6, and October 6 of each year, beginning on July 6, 2018.
•	During the first four quarterly interest periods, interest on the notes will accrue at a fixed rate of 3.50% per annum.
•	During each subsequent quarterly interest period beginning on April 6, 2019, interest on the notes will accrue at a rate per annum equal to the product of (a) 15.00 and (b) the amount by which the 10-Year U.S. Dollar ICE Swap Rate (which we refer to as “CMS10”) exceeds the 2-Year U.S. Dollar ICE Swap Rate (which we refer to as “CMS2”) on the applicable interest determination date, expressed as a percentage (such amount, which may be negative, the “Spread Differential”). In no event will the interest rate applicable to any interest period be greater than 10.00% per annum or less than 0.00% per annum.

For additional information as to the calculation of interest, please see the discussion beginning on page PS-13.

•	At maturity, if the notes have not been previously redeemed, you will receive a cash payment equal to the principal amount of the notes, plus any accrued but unpaid interest.
•	We may redeem all of the notes on any quarterly interest payment date occurring on or after April 6, 2019 (other than the maturity date) (the “Call Date”). If redeemed early, you will receive a cash payment equal to the principal amount of the notes, plus any accrued but unpaid interest to but excluding the Call Date.
•	The notes will not be listed on any securities exchange.
•	The initial estimated value of the notes is less than the public offering price. The initial estimated value of the notes as of April 4, 2018 (the “pricing date”) is $925 per $1,000 in principal amount. See “Summary” beginning on page PS-3 of this pricing supplement, “Risk Factors” beginning on page PS-8 of this pricing supplement and “Structuring the Notes” on page PS-20 of this pricing supplement for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

The notes and the related guarantee:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value
	Per Note	Total
Public Offering Price(1)	$1,000.00	$1,750,000.00
Underwriting Discount	$15.71	$ 27,492.50
Proceeds (before expenses) to BofA Finance	$984.29	$1,722,507.50

(1) Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forgo some or all of their selling concessions, fees, or commissions. The price to public for investors purchasing the notes in these accounts may be as low as $990 (99.00%) per $1,000 in principal amount of the notes. See “Supplemental Plan of Distribution—Conflicts of Interest” in this pricing supplement.

The notes and the related guarantee of the notes by the Guarantor are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency and involve investment risks. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-8 of this pricing supplement, page S-4 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus. There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs.

None of the Securities and Exchange Commission, any state securities commission, or any other regulatory body has approved or disapproved of these notes or the guarantee, or passed upon the adequacy or accuracy of this pricing supplement, or the accompanying prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on April 6, 2018 against payment in immediately available funds.

Prospectus Supplement and Prospectus dated November 4, 2016

BofA Merrill Lynch

Selling Agent

TABLE OF CONTENTS

Page

SUMMARY	PS-3
RISK FACTORS	PS-8
DESCRIPTION OF THE NOTES	PS-13
THE 10-YEAR U.S. DOLLAR ICE SWAP RATE (CMS10) and THE 2-Year U.S. DOLLAR ICE SWAP RATE (CMS2)	PS-16
SUPPLEMENTAL PLAN OF DISTRIBUTION; ROLE OF MLPF&S AND Conflicts of INterest	PS-19
STRUCTURING THE NOTES	PS-20
VALIDITY OF THE NOTES	PS-20
U.S. FEDERAL INCOME TAX SUMMARY	PS-21

SUMMARY

The 3.5-Year Issuer Callable Capped Notes Linked to the Difference Between the 10-Year and the 2-Year U.S. Dollar ICE Swap Rates, due October 6, 2021 are our senior debt securities. The notes are senior debt securities issued by BofA Finance and are fully and unconditionally guaranteed by BAC. The notes and the related guarantee are not guaranteed or insured by the FDIC or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated obligations from time to time outstanding, and the related guarantee will rank equally with all of BAC’s other unsecured and unsubordinated obligations. All payments due on the notes, including the repayment of principal, will be subject to the credit risk of BofA Finance, as issuer, and BAC, as guarantor. Certain capitalized terms used and not defined in this pricing supplement have the meanings ascribed to them in the prospectus supplement and prospectus.

• Title of the Series:	3.5-Year Issuer Callable Capped Notes Linked to the Difference Between the 10-Year and the 2-Year U.S. Dollar ICE Swap Rates, due October 6, 2021
• Issuer:	BofA Finance LLC (“BofA Finance”)
• Guarantor:	Bank of America Corporation (“BAC” or the “Guarantor”)
• Issue Date:	April 6, 2018
• Maturity Date:	October 6, 2021 (if not previously called by the Issuer)
• Minimum Denominations:	$1,000 and multiples of $1,000 in excess of $1,000
• Interest Periods:	Quarterly. Each interest period (other than the first interest period, which will begin on the issue date) will begin on, and will include, an interest payment date, and will extend to, but will exclude, the next succeeding interest payment date (or the maturity date, as applicable).
• Interest Payment Dates:	January 6, April 6, July 6, and October 6 of each year, beginning on July 6, 2018. The final interest payment will occur on the maturity date.
• Interest Rates:

Fixed Rate Period. From, and including, the issue date to, but excluding, April 6, 2019, the notes will bear interest at the fixed rate of 3.50% per annum.

Floating Rate Period. From, and including, April 6, 2019 to, but excluding, the maturity date, interest will accrue quarterly at a rate per annum equal to:

15.00 × (CMS10 – CMS2)

In no event will the interest rate applicable to any interest period after the first four quarterly interest periods be greater than 10.00% per annum or less than 0.00% per annum.

The interest rate payable on the notes during these quarterly interest periods may be less than the interest that is payable on a conventional debt security.

• Day Count Convention:	30/360

• CMS10 and CMS2:

“CMS10” means the 10-Year U.S. Dollar ICE Swap Rate, expressed as a percentage, as quoted on the Reuters Screen ICESWAP1 Page, at 11:00 a.m., New York City time, on the applicable interest determination date.

“CMS2” means the 2-Year U.S. Dollar ICE Swap Rate, expressed as a percentage, as quoted on the Reuters Screen ICESWAP1 Page, at 11:00 a.m., New York City time, on the applicable interest determination date.

For additional information about CMS10 and CMS2, please see the section in this pricing supplement entitled “The 10-Year U.S. Dollar ICE Swap Rate (CMS10) and The 2-Year U.S. Dollar ICE Swap Rate (CMS2).”

• Interest Determination Date:

The “interest determination date” for each quarterly interest period after the first four quarterly interest periods will be the second U.S. Government Securities Business Day (as defined below) prior to the beginning of the applicable quarterly interest period.

A “U.S. Government Securities Business Day” means any day, other than a Saturday, Sunday, or a day on which the Securities Industry and Financial Markets Association (or any successor thereto) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

• Unavailability of CMS10 or CMS2:	If, on any interest determination date, CMS10 or CMS2 is not quoted on the Reuters Screen ICESWAP1 Page, or any page substituted for that page, then the applicable CMS rate will be a percentage determined on the basis of the mid-market semi-annual swap rate quotations provided by three swap dealers chosen by the calculation agent (which may include one of our affiliates) at approximately 11:00 a.m., New York City time, on that date. For this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on the basis of a 360-day year consisting of twelve 30-day months, of a fixed-for-floating U.S. dollar interest rate swap transaction with a term equal to 10 years or 2 years, as applicable, commencing on the applicable date and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on the actual number of days in a 360-day year, is equivalent to USD LIBOR with a designated maturity of three months. The calculation agent will request the principal New York City office of each of the three swap dealers chosen by it to provide a quotation of its rate. If at least three quotations are provided, the rate for the relevant interest determination date will be the arithmetic mean of the quotations. If two quotations are provided, the rate for the relevant interest determination date will be the arithmetic mean of the two quotations. If only one quotation is provided, the rate for the relevant interest determination date will equal that one quotation. If no quotations are available, then CMS10 or CMS2, as applicable, will be the rate the calculation agent, in its sole discretion, determines to be fair and reasonable under the circumstances at approximately 11:00 a.m., New York City time, on the relevant interest determination date.
• Payment at Maturity:	If not earlier redeemed, the payment at maturity will equal the principal amount of the notes, plus any accrued but unpaid interest.
• Early Redemption at Our Option:	On any Call Date, we have the right to redeem all, but not less than all, of the notes at the Early Redemption Payment. No further amounts will be payable following an early redemption. We will give notice to the trustee at least five business days but not more than 60 calendar days before the applicable Call Date.
• Early Redemption Payment:	The sum of the principal amount plus any accrued and unpaid interest to but excluding the Call Date.
• Call Dates:	The quarterly interest payment dates beginning on April 6, 2019 and ending on January 6, 2021.
• Repayment at Option of Holder:	None
• Business Days:	If any interest payment date, Call Date or the maturity date occurs on a day that is not a business day in New York, New York, then the payment will be postponed until the next business day in New York, New York. No additional interest will accrue on the notes as a result of such postponement, and no adjustment will be made to the length of the relevant interest period.
• Record Dates for Interest Payments:	For book-entry only notes, one business day in New York, New York prior to the payment date. If notes are not held in book-entry only form, the record dates will be the fifteenth calendar day preceding such interest payment day, whether or not such record date is a business day.
• Calculation Agent:	Merrill Lynch Capital Services, Inc. (“MLCS”)
• Listing:	None
• Initial Estimated Value:

Payments on the notes depend on the credit risk of BofA Finance, as issuer, and BAC, as guarantor, and on the performance of CMS10 relative to CMS2. The economic terms of the notes are based on BAC’s internal funding rate, which is the rate BAC would pay to borrow funds through the issuance of market-linked notes, and the economic terms of certain related hedging arrangements it enters into. BAC’s internal funding rate is typically lower than the rate it would pay when it issues conventional fixed or floating rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging related charges described below, reduced the economic terms of the notes to you and the initial estimated value of the notes. Due to these factors, the public offering price you pay to purchase the notes is greater than the initial estimated value of the notes.

On the cover page of this pricing supplement, we have provided the initial estimated value for the notes as of the pricing date. For more information about the initial estimated value and the structuring of the notes, see “Risk Factors” beginning on page PS-8 and “Structuring the Notes” on page PS-20.

You should read carefully this entire pricing supplement, prospectus supplement, and prospectus to understand fully the terms of the notes, as well as the tax and other considerations important to you in making a decision about whether to invest in the notes. In particular, you should review carefully the section in this pricing supplement entitled “Risk Factors,” which highlights a number of risks of an investment in the notes, to determine whether an investment in the notes is appropriate for you. If information in this pricing supplement is inconsistent with the prospectus supplement or prospectus, this pricing supplement will supersede those documents. You are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any of the notes.

The information in this “Summary” section is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus. You should rely only on the information contained in this pricing supplement and the accompanying prospectus supplement and prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. None of us, the Guarantor or any selling agent is making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this pricing supplement, the accompanying prospectus supplement, and prospectus is accurate only as of the date on their respective front covers.

Capitalized terms used but not defined in this pricing supplement have the meanings set forth in the accompanying prospectus supplement and prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC (or any other affiliate of BofA Finance).

The above documents may be accessed at the link set forth on the cover page of this pricing supplement.

Examples: Below are three examples of the calculation of the annualized interest rate payable on a quarterly interest payment date occurring after April 6, 2019 for the notes. These examples are for purposes of illustration only. The actual annualized interest rate to be applied in calculating the interest payable on the notes for any quarterly interest period after the first four quarterly interest periods will depend on the actual levels of CMS10 and CMS2 and the actual Spread Differential (i.e., CMS10 – CMS2) on the applicable interest determination date.

Example 1: The hypothetical CMS10 is substantially greater than the hypothetical CMS2 on the interest determination date:

Hypothetical CMS10:	4.80%
Hypothetical CMS2:	2.00%

15.0 × (4.80% – 2.00%) = 42.00%

Interest rate payable for that quarterly interest period = 10.00% per annum (the interest rate cannot be greater than 10.00% per annum)

Example 2: The hypothetical CMS10 is greater than the hypothetical CMS2 on the interest determination date:

Hypothetical CMS10:	3.25%
Hypothetical CMS2:	2.85%

15.0 × (3.25% – 2.85%) = 6.00%

Interest rate payable for that quarterly interest period = 6.00% per annum

Example 3: The hypothetical CMS10 is less than the hypothetical CMS2 on the interest determination date:

Hypothetical CMS10:	3.75%
Hypothetical CMS2:	3.95%

15.0 × (3.75% – 3.95%) = -3.00%

Interest rate payable for that quarterly interest period = 0.00% per annum (the interest rate cannot be less than 0.00% per annum)

RISK FACTORS

Your investment in the notes entails significant risks, many of which differ from those of a conventional debt security. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.

It is possible that after the first four quarterly interest periods, you may not earn a return on your investment. The interest payable on the notes during any quarterly interest period, except for the first four quarterly interest periods, will depend on the Spread Differential, which will be determined as of the relevant interest determination date. As a result, you could receive little or no interest payments on one or more of the interest payment dates (except for the first four interest payment dates) during the term of the notes. After the first four quarterly interest periods, if CMS10 is less than or equal CMS2, the Spread Differential will be less than or equal to zero on the applicable interest determination date and you will not receive any interest for the relevant interest period. This will be the case for an interest period even if the Spread Differential exceeds zero on one or more days after the applicable interest determination date or during the interest period. If the Spread Differential is constantly less than or equal to zero on each interest determination date over the term of the notes, even if the Spread Differential exceeds zero during other days during each quarterly interest period, your return on the notes would be limited to the first four quarterly fixed interest payments.

We have no control over various matters, including economic, financial and political events, which may affect the levels of CMS10 and CMS2, and thus the Spread Differential. In recent years, the Spread Differential has been volatile, and such volatility may be expected in the future. However, historical performance is not necessarily indicative of what may occur in the future. You should have a view as to U.S. Dollar ICE Swap Rates and related interest rate movements, and must be willing to forgo guaranteed market rates of interest for most of the term of the notes, before investing.

Your return is limited by the cap on the interest rate. After the first four quarterly interest periods, the interest rate applicable to any interest period will be variable and will not be greater than 10.00% per annum. Accordingly, if the Spread Differential is greater than zero on any interest determination date during the term of the notes, your return on the notes may not reflect the full extent of the Spread Differential multiplied by 15.00.

Your return on the notes may be less than the yield on a conventional debt security of comparable maturity. The return that you receive on the notes may be less than the return you would earn if you purchased a conventional debt security with the same maturity date. As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors that affect the time value of money.

The notes are subject to early redemption at our option. On each Call Date, at our option, we may redeem your notes in whole, but not in part. Even if we do not exercise our option to redeem your notes, our ability to do so may adversely affect the market value of your notes. It is our sole option whether to redeem your notes prior to maturity on any Call Date and we may or may not exercise this option for any reason. If your notes are redeemed early, you will not have the right to receive any future interest payments that you may otherwise have received. Further, if your notes are redeemed early, you may not be able to reinvest the early redemption payment at a comparable return for a similar level of risk.

All payments on the notes are subject to our credit risk and the credit risk of the Guarantor, and actual or perceived changes in our or the Guarantor’s creditworthiness are expected to affect the value of the notes. The notes are our senior unsecured debt securities. All payments on the notes will be fully and unconditionally guaranteed by the Guarantor. The notes are not guaranteed by any entity other than the Guarantor. As a result, your receipt of all payments of interest and principal on the notes will be dependent upon our ability and the ability of the Guarantor to repay our obligations under the notes on the applicable payment date, regardless of the difference between CMS10 and CMS2. No assurance can be given as to what our financial condition or the financial condition of the Guarantor will be at any time during the term of the notes or on the maturity date. If we and the Guarantor become unable to meet our respective financial obligations as they become due, you may not receive the amounts payable under the terms of the notes.

In addition, our credit ratings and the credit ratings of the Guarantor are assessments by ratings agencies of our respective abilities to pay our obligations. Consequently, our or the Guarantor’s perceived creditworthiness and actual or anticipated decreases in our or the Guarantor’s credit ratings or increases in the spread between the yield on our respective securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the maturity date of the notes may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability and the ability of the Guarantor to pay our respective obligations, such as the difference between CMS10 and CMS2 during the term of the notes, an improvement in our or the Guarantor’s credit ratings will not reduce the other investment risks related to the notes.

We are a finance subsidiary and, as such, will have limited assets and operations. We are a finance subsidiary of BAC and will have no assets, operations or revenues other than those related to the issuance, administration and repayment of our debt securities that are guaranteed by the Guarantor. As a finance subsidiary, to meet our obligations under the notes, we are dependent upon payment or contribution of funds and/or repayment of outstanding loans from the Guarantor and/or its other subsidiaries. Therefore, our ability to make payments on the notes may be limited. In addition, we will have no independent assets available for distributions to holders of the notes if they make claims in respect of the notes in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders may be limited to those available under the related guarantee by the Guarantor, and that guarantee will rank equally with all other unsecured and unsubordinated obligations of the Guarantor.

You must rely on your own evaluation of the merits of an investment linked to U.S. Dollar ICE Swap Rates. In the ordinary course of their businesses, BAC or its affiliates may have expressed views on expected movements in the U.S. Dollar ICE Swap Rates and related interest rates, and may do so in the future. These views or reports may be communicated to BAC’s clients and clients of its affiliates. However, these views are subject to change from time to time. Moreover, other professionals who deal in markets relating to U.S. Dollar ICE Swap Rates may at any time have significantly different views from those of BAC or its affiliates. For these reasons, you are encouraged to derive information concerning the U.S. Dollar ICE Swap Rates and related interest rates from multiple sources, and you should not rely on the views expressed by BAC or its affiliates.

Neither the offering of the notes nor any views which we, the Guarantor or our other affiliates from time to time may express in the ordinary course of our or their businesses constitutes a recommendation as to the merits of an investment in the notes.

The public offering price you pay for the notes exceeds the initial estimated value. The initial estimated value that is provided on the cover page of this pricing supplement is an estimate only, determined as of the pricing date by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads and those of the Guarantor, the Guarantor’s internal funding rate, mid-market terms on hedging transactions, expectations on interest rates, volatility, price-sensitivity analysis, and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

The initial estimated value does not represent a minimum or maximum price at which we, the Guarantor, MLPF&S or any of our other affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after the pricing date will vary based on many factors that cannot be predicted with accuracy, including our and the Guarantor’s creditworthiness and changes in market conditions.

If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than their initial estimated value. This is due to, among other things, changes in the level of CMS10 and CMS2, the Guarantor’s internal funding rate, and the inclusion in the public offering price of the underwriting discount and the hedging related charges, all as further described in “Structuring the Notes” below. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

We cannot assure you that a trading market for your notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on the Guarantor’s financial performance and other factors, including changes in levels of the Spread Differential. The number of potential buyers of your notes in any secondary market may be limited. We anticipate that the selling agent will act as a market-maker for the notes, but none of us, the Guarantor or the selling agent is required to do so. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market. The selling agent may discontinue its market-making activities as to the notes at any time. To the extent that the selling agent engages in any market-making activities, it may bid for or offer the notes. Any price at which the selling agent may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time the selling agent were to cease acting as a market-maker as to the notes, it is likely that there would be significantly less liquidity in the secondary market. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

After the first four quarterly interest periods, the interest payable on the notes during any quarterly interest period will not reflect changes in the level of CMS10 relative to CMS2 other than on the interest determination dates. After the first four quarterly interest periods, changes in the level of CMS10 relative to CMS2 during the term of the notes other than on the interest determination dates will not affect the interest payable on the notes. The calculation agent will calculate the interest payable during any quarterly interest period, except for the first four quarterly interest periods, based on the difference between CMS10 and CMS2 on the interest determination dates. No other levels of CMS10 and CMS2 will be taken into account. As a result, after the first four quarterly interest periods, you will receive no interest payment for a quarterly interest period even if CMS10 is greater than CMS2 at certain times during the term of the notes before CMS10 decreases to a level that is less than or equal to the level of CMS2 as of the applicable interest determination date.

Recent regulatory investigations regarding potential manipulation of CMS10 and CMS2 rates may adversely affect your notes. It has been reported that certain U.S. and non-U.S. regulators are investigating potential manipulation of CMS10, CMS2 and other swap rates. If such manipulation occurred, it may have resulted in CMS10 and/or CMS2 being artificially lower (or higher) than it or they would otherwise have been. Any changes or reforms affecting the determination or supervision of CMS10 and/or CMS2 in light of these investigations may result in a sudden or prolonged increase or decrease in reported CMS10 and/or CMS2, as applicable, which may have an adverse impact on the trading market for CMS-benchmarked securities, such as the notes, the market value of your notes and the payments on your notes after the first four quarterly interest periods.

Uncertainty about the future of LIBOR and the potential discontinuance of LIBOR may adversely affect the value of the notes. CMS10 and CMS2 are based on hypothetical interest rate swaps referencing 3-month U.S. dollar LIBOR. The Chief Executive of the United Kingdom Financial Conduct Authority (the “FCA”), which regulates LIBOR, has recently announced that the FCA intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR after 2021. At this time, it is not possible to predict the effect of any such changes on 3-month U.S. dollar LIBOR and, therefore, CMS10 and CMS2. Uncertainty as to the nature of such potential changes or other reforms may adversely affect the payments on the notes after the first four quarterly interest periods, and accordingly, the value of and the trading market for the notes during the term of the notes.

If on a U.S. Government Securities Business Day, CMS10 and/or CMS2 is not quoted on the Reuters Screen ICESWAP1 Page (or any successor page) because of the unavailability of 3-month U.S. dollar LIBOR or otherwise, then the calculation agent will determine applicable CMS rate using the alternative methods set forth on PS-4 under “Summary—Unavailability of CMS10 or CMS2.” If, as set forth on PS-4, a published CMS10 and/or CMS2 is unavailable after the first four quarterly interest periods and swap rate dealers are unwilling to provide quotations for the calculation of CMS10 and/or CMS, as applicable, then the applicable CMS rate will be determined by the calculation agent, in its sole discretion, and in a fair and reasonable manner. CMS10 and/or CMS2 determined in this manner may be different from the rate that would have been published on the applicable Reuters page and may be different from other published levels, or other estimated levels, of CMS10 and/or CMS2, as applicable. The exercise of this discretion by the calculation agent could adversely affect the value of, payments on and trading market for the notes and may present the calculation agent, which is an affiliate of the issuer, with a conflict of interest.

If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount of the notes. Unlike savings accounts, certificates of deposit, and other similar investment products, you have no right to have your notes redeemed prior to maturity. If you wish to liquidate your investment in the notes prior to maturity, your only option would be to sell them. At that time, there may be an illiquid market for your notes or no market at all. Even if you were able to sell your notes, there are many factors outside of our control that may affect their market value, some of which, but not all, are stated below. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe the expected impact on the market value of the notes from a change in a specific factor, assuming all other conditions remain constant.

•	The difference between CMS10 and CMS2 is expected to affect the market value of the notes. We expect that the market value of the notes will depend substantially on the amount by which CMS10 exceeds CMS2, and expectations of the amount by which CMS10 will exceed CMS2 in the future, if at all. In general, the value of the notes will increase when expectations as to the future levels of CMS 10 relative to CMS 2 increases, and the value of the notes will decrease when expectations as to the future levels of CMS 10 relative to CMS 2 decreases. The levels of CMS10 and CMS2 may change at rates that are different from one another. If you sell your notes when the annual interest payable on the notes is less than, or expected to be less than, market interest rates (as compared to traditional interest-bearing debt securities), you may receive less than the principal amount that would be payable at maturity. Although long-term interest rates directionally follow short-term interest rates, movements in long-term interest rates generally tend to be smaller than movements in short-term interest rates. As such, when short-term interest rates rise, the difference between CMS10 and CMS2 tends to narrow (the curve of the spread flattens); conversely, when short-term interest rates fall, the spread widens (the curve of the spread becomes steeper). Consequently, after the first four quarterly interest periods, the annualized rate of interest payable on the notes and the market value of the notes may be more likely to decrease in an increasing interest rate environment than in a declining interest rate environment. In addition, because the interest rate payable on the notes is capped at 9.00% per annum, we do not expect that the notes will trade in any secondary market at a price that is greater than a price that reflects the cap.
•	Changes in the levels of interest rates may affect the market value of the notes. The level of interest rates in the United States may affect the U.S. economy and, in turn, the magnitude of the difference between CMS10 and CMS2. Changes in prevailing interest rates may decrease the difference between CMS10 and CMS2 relative to previous periods, which would decrease the interest rate on the notes after the first four quarterly interest periods. This, in turn, may decrease the market value of the notes. Further, the notes are subject to early redemption at our option beginning on April 6, 2019 and an interest rate cap of 10.00% per annum after the first four interest periods, which will limit the potential upside to investors when CMS10 exceeds CMS2. As a result, we anticipate that the potential for the notes to trade above their par value in the secondary market, if any, is extremely limited—likely only during the first year of the term of the notes, and in a declining interest rate environment.
•	Volatility of the difference between CMS10 and CMS2. Volatility is the term used to describe the size and frequency of market fluctuations. During recent periods, the difference between CMS10 and CMS2 has had periods of volatility, and this volatility may vary during the term of the notes. In addition, an unsettled international environment and related uncertainties may result in greater market volatility, which may continue over the term of the notes. Increases or decreases in the volatility of the difference between CMS10 and CMS2 may have an adverse impact on the market value of the notes.
•	Economic and other conditions generally. Interest payable on the notes after the first four quarterly interest periods is expected to be correlated to the difference between long-term interest rates (as represented by CMS10) and short-term interest rates (as represented by CMS2).

Prevailing interest rates may be influenced by a number of factors, including general economic conditions in the United States, U.S. monetary and fiscal policies, inflation, and other financial, political, regulatory, and judicial events. These factors interrelate in complex ways, and may disproportionately affect short-term interest rates relative to long-term interest rates, thereby potentially lowering the difference between CMS10 and CMS2, and consequently adversely affecting the market value of your notes.

•	Our and the Guarantor’s financial condition and creditworthiness. Our and the Guarantor’s perceived creditworthiness, including any increases in our respective credit spreads and any actual or anticipated decreases in our respective credit ratings, may adversely affect the market value of the notes. In general, we expect the longer the amount of time that remains until maturity, the more significant the impact will be on the value of the notes. However, a decrease in our or the Guarantor’s credit spreads or an improvement in our of the Guarantor’s credit ratings will not necessarily increase the market value of the notes.
•	Time to maturity. There may be a disparity between the market value of the notes prior to maturity and their value at maturity. This disparity is often called a time “value,” “premium,” or “discount,” and reflects expectations concerning the level of CMS10 relative to CMS2 prior to the maturity date. As the time to maturity decreases, this disparity will likely decrease, such that the value of the notes will approach a value that reflects the remaining interest payments on the notes based on the then-current difference between CMS10 and CMS2.

Our trading and hedging activities may create conflicts of interest with you. We, the Guarantor or one or more of our other affiliates, including the selling agent, may engage in trading activities related to one or both of CMS10 and CMS2 that are not for your account or on your behalf. These entities also may issue or underwrite other financial instruments with returns linked to CMS10 and/or CMS2. These trading and hedging activities may present a conflict of interest between your interest in the notes and the interests we, the Guarantor and our other affiliates, including the selling agent, may have in our proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they influence the levels of CMS10 and/or CMS2 or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

We expect to enter into arrangements or adjust or close out existing transactions to hedge our obligations under the notes. We, the Guarantor, or our other affiliates also may enter into hedging transactions relating to other notes or instruments, some of which may have returns calculated in a manner related to that of the notes offered hereby. We may enter into such hedging arrangements with one of our affiliates. Our affiliates may enter into additional hedging transactions with other parties relating to the notes and CMS10 and/or CMS2. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, or the hedging activity could also result in a loss. Each of these parties will price these hedging transactions with the intent to realize a profit, regardless of whether the value of the notes increases or decreases. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the Guarantor, and our other affiliates, including the selling agent, receive for the sale of the notes, which creates an additional incentive to sell the notes to you.

There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours. We have the right to appoint and remove the calculation agent. One of our affiliates, MLCS, will be the calculation agent for the notes and, as such, will determine the amount of interest to be paid on the notes. Under some circumstances, these duties could result in a conflict of interest between MLCS’s status as our affiliate and its responsibilities as calculation agent. These conflicts could occur, for instance, in connection with judgments that the calculation agent would be required to make if one or both of CMS10 and CMS2 are unavailable. See the section entitled “Summary—Unavailability of CMS10 or CMS2” above. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we expect that the Guarantor will control the calculation agent, potential conflicts of interest could arise.

Investors in the notes should review the additional risk factors set forth beginning on S-4 of the accompanying prospectus supplement prior to making an investment decision.

DESCRIPTION OF THE NOTES

General

The notes will be part of a series of medium-term notes entitled “Senior Medium-Term Notes, Series A” issued under the senior indenture, as amended and supplemented from time to time, among us, the Guarantor and The Bank of New York Mellon Trust Company N.A., as trustee. The senior indenture is described more fully in the accompanying prospectus supplement and prospectus. The following description of the notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes” in the prospectus supplement and “Description of Debt Securities” in the prospectus. These documents should be read in connection with this pricing supplement.

Our payment obligations on the notes are fully and unconditionally guaranteed by the Guarantor. The notes will rank equally with all of our other unsecured and unsubordinated obligations from time to time outstanding. The guarantee of the notes will rank equally with all other unsecured and unsubordinated obligations of the Guarantor. All payments due on the notes, including the repayment of principal and any accrued and unpaid interest, are subject to our credit risk, as issuer, and the credit risk of BAC, as guarantor.

The notes will be issued in minimum denominations of $1,000, and whole multiples of $1,000. You may transfer the notes only in whole multiples of $1,000. Unless earlier redeemed, the notes will mature on October 6, 2021.

We may redeem all of the notes on any quarterly interest payment date occurring on or after April 6, 2019 (other than the maturity date). Prior to maturity, the notes are not repayable at your option. The notes are not subject to any sinking fund.

If any scheduled interest payment date, Call Date or the maturity date is not a business day (as defined below), no adjustment will be made to the length of the corresponding quarterly interest period. The payment will be postponed to the next business day, and no additional interest will be payable as a result of such postponement.

The notes will be issued in book-entry form only.

Interest

Each interest payment due for a quarterly interest period will be paid January 6, April 6, July 6, and October 6 of each year, beginning on July 6, 2018, and ending on the maturity date.

Each quarterly interest period (other than the first quarterly interest period from, and including, the original date of issuance of the notes to, but excluding, July 6, 2018) will commence on, and will include, an interest payment date, and will extend to, but will exclude, the next succeeding interest payment date or the maturity date, as applicable.

A “business day” means any day other than a day on which banking institutions in New York, New York are authorized or required by law, regulation, or executive order to close or a day on which transactions in U.S. dollars are not conducted.

The interest rate for each interest period after the first four quarterly interest periods will be reset on the first day of that interest period, which we refer to as the “interest reset date.” The calculation agent will determine the applicable interest rate for each interest period on the interest determination date. Once determined by the calculation agent, the applicable interest rate for each quarterly interest period will apply from and including the interest reset date, through, but excluding, the next interest reset date (or the maturity date, as applicable).

Interest is computed on the basis of a 360-day year of twelve 30-day months.

For each quarterly interest period, the calculation agent will determine the applicable annualized interest rate as follows:

(a) From and including April 6, 2018 to but excluding April 6, 2019, interest on the notes will accrue at the rate of 3.50% per annum.

(b) During each subsequent quarterly interest period beginning on April 6, 2019, interest will accrue at a rate per annum equal to:

15.00 × (CMS10 – CMS2)

In no event will the interest rate applicable to any interest period be greater than 10.00% per annum or less than 0.00% per annum.

“CMS10” means the 10-Year U.S. Dollar ICE Swap Rate, expressed as a percentage, as quoted on the Reuters Screen ICESWAP1 Page, at 11:00 a.m., New York City time, on the applicable interest determination date.

“CMS2” means the 2-Year U.S. Dollar ICE Swap Rate, expressed as a percentage, as quoted on the Reuters Screen ICESWAP1 Page, at 11:00 a.m., New York City time, on the applicable interest determination date.

The “interest determination date” for each quarterly interest period after the first four quarterly interest periods will be the second U.S. Government Securities Business Day prior to the beginning of the applicable quarterly interest period.

Early Redemption at Our Option

On any Call Date, we have the right to redeem all, but not less than all, of the notes at the Early Redemption Payment. No further amounts will be payable following an early redemption. We will give notice to the trustee at least five business days but not more than 60 calendar days before the applicable Call Date.

The “Early Redemption Payment” will be the principal amount of your notes, plus any accrued and unpaid interest.

The “Call Dates” will be the quarterly interest payment dates beginning on April 6, 2019 and ending on January 6, 2021.

Payment at Maturity

Unless earlier redeemed, on the maturity date, you will be paid the principal amount of the notes and any accrued and unpaid interest on the notes, subject to our and the Guarantor’s credit risk. See “Risk Factors—All payments on the notes are subject to our credit risk and the credit risk of the Guarantor, and actual or perceived changes in our or the Guarantor’s creditworthiness are expected to affect the value of the notes” above.

Regardless of the amounts of the interest payable during each interest period over the term of the notes, you will receive your principal amount at maturity, assuming that we are otherwise able to pay our debts on the maturity date.

Role of the Calculation Agent

The calculation agent has the sole discretion to make all determinations regarding the notes, including determinations regarding CMS10, CMS2, the Spread Differential, the amount of each interest payment, U.S. Government Securities Business Days, and business days. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

We have initially appointed our affiliate, MLCS, as the calculation agent, but we may change the calculation agent at any time without notifying you.

Same-Day Settlement and Payment

The notes will be delivered in book-entry form only through DTC against payment by purchasers of the notes in immediately available funds. We will make payments of the principal amount and each interest payment in immediately available funds so long as the notes are maintained in book-entry form.

Events of Default and Rights of Acceleration

If an Event of Default, as defined in the senior indenture and in the section entitled “Events of Default and Rights of Acceleration” beginning on page 35 of the accompanying prospectus, with respect to the notes occurs and is continuing, the amount payable to a holder of the notes upon any acceleration permitted under the senior indenture will be equal to the principal amount plus any accrued and unpaid interest. In case of a default in the payment of the notes, whether at their maturity or upon acceleration, the notes will not bear a default interest rate.

Listing

The notes will not be listed on any securities exchange.

THE 10-YEAR U.S. DOLLAR ICE SWAP RATE (CMS10) and
THE 2-Year U.S. DOLLAR ICE SWAP RATE (CMS2)

General

CMS10 and CMS2 are “constant maturity swap rates” that measure the fixed rate of interest payable on a hypothetical fixed-for-floating U.S. dollar interest rate swap transaction with a maturity of 10 years and two years, respectively. In such a hypothetical swap transaction, the fixed rate of interest, payable semi-annually on the basis of a 360-day year consisting of twelve 30-day months, is exchangeable for a floating 3-month LIBOR-based payment stream that is payable quarterly on the basis of the actual number of days elapsed during a quarterly period in a 360-day year. “LIBOR” is the London Interbank Offered Rate and is a common rate of interest used in the swaps industry.

Historical Levels of CMS10 and CMS2

The following table sets forth the historical month-end spread between CMS10 and CMS2 from January 2008 through March 2018. The following graph sets forth the historical daily spread (expressed in basis points, where 100 basis points equals 1%) between CMS10 and CMS2 over the same time period. This data is not intended to be indicative of the future performance of the difference between CMS10 and CMS2 or what the value of or return on the notes may be. Any historical upward or downward trend in the difference between CMS10 and CMS2 during any period set forth below is not an indication that such difference is more or less likely to increase or decrease in value at any time over the term of the notes or that these represent what the difference would have been on any hypothetical interest determination date.

	2008	2009	2010	2011	2012	2013	2014
January	1.4040%	1.4320%	2.6290%	2.6550%	1.4240%	1.5300%	2.3750%
February	1.6900%	1.6390%	2.6350%	2.6510%	1.4340%	1.6450%	2.3953%
March	1.6100%	1.4950%	2.6120%	2.6070%	1.6530%	1.6350%	2.2850%
April	1.2300%	1.7190%	2.4960%	2.5950%	1.5260%	1.5070%	2.2600%
May	1.2430%	2.4380%	2.1660%	2.4960%	1.2470%	1.7730%	2.1380%
June	1.0950%	2.2140%	2.0520%	2.5720%	1.2240%	2.1280%	2.0740%
July	1.2290%	2.2960%	2.1730%	2.3620%	1.1220%	2.2280%	1.9400%
August	1.1130%	2.2970%	1.8480%	1.8610%	1.2870%	2.4470%	1.7760%
September	1.0100%	2.1480%	1.9810%	1.5330%	1.3400%	2.3750%	1.8060%
October	1.6840%	2.3460%	2.2020%	1.7920%	1.3980%	2.2100%	1.7740%
November	1.0240%	2.3120%	2.1740%	1.5730%	1.3250%	2.4810%	1.6330%
December	1.0320%	2.5490%	2.6010%	1.3080%	1.4140%	2.5070%	1.4130%
	2015	2016	2017	2018
January	1.1010%	0.9580%	0.8550%	0.4170%
February	1.2560%	0.7180%	0.7750%	0.3540%
March	1.2240%	0.8020%	0.7800%	0.2080%
April	1.3310%	0.8000%	0.6950%
May	1.3420%	0.6620%	0.6410%
June	1.5600%	0.6160%	0.6590%
July	1.3770%	0.4820%	0.6530%
August	1.3530%	0.3950%	0.5440%
September	1.2540%	0.4360%	0.5510%
October	1.2350%	0.6020%	0.5280%
November	1.0770%	0.8860%	0.4350%
December	1.0210%	0.8880%	0.3280%

Movements in CMS10 and CMS2 have historically been correlated to some extent, but not exactly, to movements in the 10-Year ICE Treasury Rate and 2-Year ICE Treasury Rate, respectively. The first graph below reflects the month-end CMS10 relative to the month-end 10-Year ICE Treasury Rate during the period from January 2008 through March 2018; the second graph reflects the month-end CMS2 relative to the month-end 2-Year ICE Treasury Rate during the same period.

Interest payable on the notes after the first four quarterly interest periods will be imperfectly correlated to the difference between long-term interest rates (as measured by CMS10) and short-term interest rates (as measured by CMS2). Although long-term interest rates directionally follow short-term interest rates, movements in long-term interest rates generally tend to be smaller than movements in short-term interest rates. As such, when short-term interest rates rise, the difference between CMS10 and CMS2 tends to narrow (the curve of the spread flattens); conversely, when short-term interest rates fall, the spread widens (the curve of the spread becomes steeper). After the first four quarterly interest periods, interest payable on the notes will be greater the wider the spread between CMS10 and CMS2, and the steeper the curve of the spread, as of each interest determination date.

The difference between long-term interest rates and short-term interest rates is influenced by a number of factors, including (but not limited to) monetary policy, fiscal policy, inflation, and fundamental demand conditions. These factors interrelate in complex, and sometimes ambiguous, ways. Any factor which reduces the supply of or increases the demand for money available for borrowing will generally disproportionately affect short-term interest rates relative to long-term interest rates, thereby potentially lowering the difference between CMS10 and CMS2. For example, monetary policy tightening by the Federal Reserve Bank through open market operations initially generates high nominal short-term interest rates, while long-term rates typically rise by a smaller amount. As a result, the difference between short-term interest rates and long-term interest rates typically decreases when contractionary monetary policy shocks occur.

SUPPLEMENTAL PLAN OF DISTRIBUTION; ROLE OF MLPF&S AND Conflicts of INterest

MLPF&S, a broker-dealer affiliate of ours, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as a selling agent in the distribution of the notes. Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121. The selling agent is a party to the Distribution Agreement described in the “Supplemental Plan of Distribution (Conflicts of Interest)” beginning on page S-15 of the accompanying prospectus supplement.

The selling agent will receive the compensation set forth on the cover page of this pricing supplement as to the notes sold through its efforts. We or one of our affiliates may pay varying selling concessions of up to 1.571% in connection with the distribution of the notes to other registered broker-dealers. Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forgo some or all of their selling concessions, fees, or commissions. The price to public for investors purchasing the notes in these accounts may be as low as $990 (99.00%) per $1,000 in principal amount of the notes.

At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including CMS10, CMS2, the Spread Differential and the remaining term of the notes. However, none of us, the Guarantor, MLPF&S or any of our other affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that any party will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

Any price that MLPF&S may pay to repurchase the notes will depend upon then prevailing market conditions, the creditworthiness of us and the Guarantor, and transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

No Prospectus (as defined in Directive 2003/71/EC, as amended (the “Prospectus Directive”)) will be prepared in connection with these notes. Accordingly, these notes may not be offered to the public in any member state of the European Economic Area (the “EEA”), and any purchaser of these notes who subsequently sells any of these notes in any EEA member state must do so only in accordance with the requirements of the Prospectus Directive, as implemented in that member state.

The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the EEA. For these purposes, the expression “offer" includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (b) a customer, within the meaning of Insurance Distribution Directive 2016/97/EU, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in the Prospectus Directive. Consequently, no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”), for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared, and therefore, offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

STRUCTURING THE NOTES

The notes are our debt securities, the return on which is linked to the performance of CMS10 relative to CMS2. The related guarantees are BAC’s obligations. As is the case for all of our and BAC’s respective debt securities, including our market-linked notes, the economic terms of the notes reflect our and BAC’s actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us and BAC, BAC typically borrows the funds under these types of notes at a rate, which we refer to in this pricing supplement as BAC’s internal funding rate, that is more favorable to BAC than the rate that it might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, resulted in the initial estimated value of the notes at the time the terms of the notes are set and on the pricing date being less than their public offering price.

In order to meet our payment obligations on the notes, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of our other affiliates. The terms of these hedging arrangements are determined based upon terms provided by MLP&S and its affiliates, and take into account a number of factors, including our and BAC’s creditworthiness, interest rate movements, the volatility of CMS10 and CMS2, the tenor of the notes and the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than any expected amounts.

For further information, see “Risk Factors” beginning on page PS-8 above.

VALIDITY OF THE NOTES

In the opinion of McGuireWoods LLP, as counsel to BofA Finance and BAC, when the trustee has made an appropriate entry on Schedule 1 to the Master Registered Global Note dated November 4, 2016 that represents the notes (the “Master Note”) identifying the notes offered hereby as supplemental obligations thereunder in accordance with the instructions of BofA Finance, and the notes have been delivered against payment therefor as contemplated in this pricing supplement and the related prospectus, prospectus supplement and product supplement, all in accordance with the provisions of the indenture governing the notes and the related guarantee, such notes will be legal, valid and binding obligations of BofA Finance, and the related guarantee will be the legal, valid and binding obligations of BAC, subject, in each case, to the effects of applicable bankruptcy, insolvency (including laws relating to preferences, fraudulent transfers and equitable subordination), reorganization, moratorium and other similar laws affecting creditors’ rights generally, and to general principles of equity.  This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York and the Delaware Limited Liability Company Act and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing) as in effect on the date hereof.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture governing the notes and due authentication of the Master Note, the validity, binding nature and enforceability of the indenture governing the notes and the related guarantee with respect to the trustee, the legal capacity of individuals, the genuineness of signatures, the authenticity of all documents submitted to McGuireWoods LLP as originals, the conformity to original documents of all documents submitted to McGuireWoods LLP as copies thereof, the authenticity of the originals of such copies and certain factual matters, all as stated in the letter of McGuireWoods LLP dated August 23, 2016, which has been filed as an exhibit to the Registration Statement of BofA Finance and BAC relating to the notes and the related guarantees initially filed with the Securities and Exchange Commission on August 23, 2016.

U.S. FEDERAL INCOME TAX SUMMARY

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes supplements the discussions under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is not exhaustive of all possible tax considerations. This summary is based upon the Code, regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (“IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus. This summary assumes that the issue price of the notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

Tax Characterization of the Notes

There are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization, for U.S. federal income tax purposes, of the notes or other instruments with terms substantially the same as the notes. However, although the matter is not free from doubt, under current law, each note should be treated as a debt instrument for U.S. federal income tax purposes and this summary assumes such treatment is proper and will be respected. We currently intend to treat the notes as debt instruments for U.S. federal income tax purposes and, where required, intend to file information returns with the IRS in accordance with such treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the notes. You should be aware, however, that the IRS is not bound by our characterization of the notes as indebtedness and the IRS could possibly take a different position as to the proper characterization of the notes for U.S. federal income tax purposes. If the notes are not in fact treated as debt instruments for U.S. federal income tax purposes, then the U.S. federal income tax treatment of the purchase, ownership, and disposition of the notes could differ materially from the treatment discussed below. For example, the timing and character of income, gain, or loss recognized in respect of the notes could differ materially from the timing and character of income, gain, or loss recognized in respect of the notes had the notes in fact been treated as debt instruments for U.S. federal income tax purposes.

U.S. Holders

If the notes are properly characterized as contingent payment debt instruments for U.S. federal income tax purposes, such notes generally will be subject to U.S. Treasury regulations governing contingent payment debt instruments. Under those regulations, and as further described under “U.S Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to U.S. Holders—Debt Securities Subject to Contingences” in the accompanying prospectus, a U.S. Holder will be required to report OID or interest income based on a “comparable yield” and a “projected payment schedule,” established by us for determining interest accruals and adjustments with respect to the notes. A U.S. Holder of the notes generally will be required to include in income OID in excess of actual cash payments received for certain taxable years.

The following table is based upon a projected payment schedule and a comparable yield equal to 3.0587% per annum (compounded quarterly), that we established for the notes, and shows the amounts of ordinary income from a note that an initial U.S. Holder that holds the note until maturity and pays taxes on a calendar year basis should be required to report each calendar year.

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 principal amount of the Notes)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1,000 principal amount of the Notes)
April 6, 2018 through December 31, 2018	$22.4910	$22.4910
January 1, 2019 through December 31, 2019	$30.4697	$52.9607
January 1, 2020 through December 31, 2020	$30.5100	$83.4707
January 1, 2021 through October 6, 2021	$23.3433	$106.8139

In addition, we have determined the projected payment schedule for the notes as follows:

Taxable Year	Payment on January 6	Payment on April 6	Payment on July 6	Payment on October 6
2018	N/A	N/A	$8.7500	$8.7500
2019	$8.7500	$8.7500	$7.1814	$7.1814
2020	$7.1814	$7.1814	$7.1814	$7.1814
2021	$7.1814	$7.1814	$7.1814	$1,007.1814

You should be aware that these amounts are not calculated or provided for any purposes other than the determination of a U.S. Holder’s interest accruals and adjustments with respect to the notes for U.S. federal income tax purposes. By providing the table above and the projected payment schedule, we make no representations regarding the actual amounts of interest payments on the notes after the first four quarterly interest periods.

Sale, Exchange, or Retirement. Upon a sale, exchange, or retirement of a note prior to maturity, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement and that holder’s tax basis in the note. A U.S. Holder’s tax basis in a note generally will equal the cost of that note, increased by the amount of OID previously accrued by the holder for that note (without regard to any positive or negative adjustments) and reduced by any projected payments for previous periods on the notes and, if applicable, increased or decreased by the amount of any positive or negative adjustment that the holder is required to make with respect to the notes under the rules set forth above addressing purchases of notes for an amount that differs from the notes’ adjusted issue price at the time of purchase. A U.S. Holder generally will treat any gain as interest income, and will treat any loss as ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments previously taken into account as ordinary losses, and the balance as long-term or short-term capital loss depending upon the U.S. Holder’s holding period for the note. The deductibility of capital losses by a U.S. Holder is subject to limitations.

Non-U.S. Holders

Please see the discussion under “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to Non-U.S. Holders” in the accompanying prospectus for the material U.S. federal income tax consequences that will apply to Non-U.S. Holders of the notes.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.